082-03322

RECEIVED

2007 MAY 14 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 13, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that Shri Y.P. Gupta has resigned as a Director of the Company with effect from 12th April, 2007 and has accordingly ceased to be a Director of the Company from that date.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

13th April, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Wednesday, the 25th April, 2007 inter alia to consider and approve the audited accounts of the Company for the year ended 31st March, 2007.

As the Company is declaring its Audited Annual Results within 3 months from the close of the financial year, we will not publish the unaudited financial results for the last quarter ended on 31st March, 2007.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

April 14,2007

Bombay Stock Exchange Limited, Department of Corporate Services
1st floor, New Trading Ring, Rotunda Building, P J Towers, Dalal Street, Fort, Mumbai 400 001

National Stock Exchange of India Limited
"Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai 400 051

Dear Sir,

Re: Quarterly Compliance Report on Corporate Governance

Name of Company : Grasim Industries Limited
Quarter ending on : 31st March, 2007

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors			
(A) Composition of Board	49 (I A)	Yes	
(B) Non-executive Directors' Compensation & disclosures	49 (I B)	Yes	
(C) Other provisions as to Board and Committees	49 (I C)	Yes	
(D) Code of Conduct	49 (I D)	Yes	
II. Audit Committee			
(A) Qualified & Independent Audit Committee	49 (II A)	Yes	
(B) Meeting of Audit Committee	49 (II B)	Yes	
(C) Powers of Audit Committee	49 (II C)	Yes	
(D) Role of Audit Committee	49 (II D)	Yes	
(E) Review of Information by Audit Committee	49 (II E)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures			
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board of Disclosures	49 (IV C)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues, etc.	49 (IV D)	N.A.	
(D) Remuneration of Directors	49 (IV E)	Yes	
(E) Management	49 (IV F)	Yes	
(F) Shareholders	49 (IV G)	Yes	
V. CEO/ CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

Cc: Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

BY AIR MAIL

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)